Exhibit 99.2

Financial Highlights

**UDR, Inc.
As of End of First Quarter 2020
(Unaudited)** [1]

Dollars in thousands, except per share and unit	Actual Results 1Q 2020
GAAP Metrics	
Net income/(loss) attributable to UDR, Inc.	$5,221
Net income/(loss) attributable to common stockholders	$4,155
Income/(loss) per weighted average common share, diluted	$0.01
Per Share Metrics	
FFO per common share and unit, diluted	$0.53
FFO as Adjusted per common share and unit, diluted	$0.54
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.51
Dividend declared per share and unit	$0.36
Combined Same-Store Operating Metrics [4]	
Combined Revenue growth	3.0%
Combined Expense growth	1.7%
Combined NOI growth	3.5%
Combined Physical Occupancy	97.0%

Property Metrics	Homes	Communities	% of Total NOI
Combined Same-Store [4]	41,529	132	80.9%
Acquired JV Same-Store Portfolio [4]	(3,619)	(11)	-6.9%
UDR Same-Store	37,910	121	74.0%
Stabilized, Non-Mature	4,561	12	10.1%
Acquired JV Same-Store Portfolio [4]	3,619	11	6.9%
Acquired Communities	570	2	0.6%
Redevelopment	652	2	2.1%
Development, completed	-	-	-
Non-Residential / Other	N/A	N/A	1.2%
Joint Venture (includes completed Joint Venture developments) [2]	3,130	14	5.1%
Total completed homes	50,442	162	100%
Sold and Held for Disposition	267	2	-
Under Development	878	3	-
Total Quarter-end homes [2][3]	51,587	167	100%

Balance Sheet Metrics (adjusted for non-recurring items)	1Q 2020	1Q 2019
Consolidated Interest Coverage Ratio	5.0x	5.0x
Consolidated Fixed Charge Coverage Ratio	4.8x	4.9x
Consolidated Debt as a percentage of Total Assets	35.0%	34.2%
Consolidated Net Debt-to-EBITDAre	6.0x	6.1x



The Slade at Channelside, Tampa, FL

1Q 2020 Acquisitions



The Arbory, Portland, OR

(1) See Attachment 16 for definitions and other terms.

(2) Joint venture NOI is based on UDR's share. Homes and communities at 100%.

(3) Excludes 2,483 homes that are part of the Developer Capital Program as described in Attachment 12(B).

(4) Amounts include the Acquired JV Same-Store Portfolio Communities as if these communities were 100% owned by UDR during all periods presented. These communities were stabilized as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition. Because these communities became wholly owned by UDR in 2019 (the 11 communities and 3,619 homes were previously owned by UDR unconsolidated JVs), they are not included in the UDR Same-Store Communities. These 11 communities will be eligible to join the UDR Same-Store Communities on January 1, 2021.

Attachment 1



UDR, Inc.
Consolidated Statements of Operations
(Unaudited) [(1)]

In thousands, except per share amounts	Three Months Ended March 31,	
	2020	2019
REVENUES:		
Rental income	$ **320,093**	$ 267,922
Joint venture management and other fees	**1,388**	2,751
Total revenues	**321,481**	270,673
OPERATING EXPENSES:		
Property operating and maintenance	**49,483**	41,939
Real estate taxes and insurance	**45,145**	36,300
Property management	**9,203**	7,703
Other operating expenses	**4,966**	5,646
Real estate depreciation and amortization	**155,476**	112,468
General and administrative	**14,978**	12,467
Casualty-related charges/(recoveries), net	**1,251**	-
Other depreciation and amortization	**2,025**	1,656
Total operating expenses	**282,527**	218,179
Operating income	**38,954**	52,494
Income/(loss) from unconsolidated entities	**3,367**	49
Interest expense	**(39,317)**	(33,542)
Interest income and other income/(expense), net	**2,700**	9,813
Income/(loss) before income taxes	**5,704**	28,814
Tax (provision)/benefit, net	**(164)**	(2,212)
Net Income/(loss)	**5,540**	26,602
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	**(313)**	(2,057)
Net (income)/loss attributable to noncontrolling interests	**(6)**	(42)
Net income/(loss) attributable to UDR, Inc.	**5,221**	24,503
Distributions to preferred stockholders - Series E (Convertible)	**(1,066)**	(1,011)
Net income/(loss) attributable to common stockholders	$ **4,155**	$ 23,492
Income/(loss) per weighted average common share - basic:	**$0.01**	$0.08
Income/(loss) per weighted average common share - diluted:	**$0.01**	$0.08
Common distributions declared per share	**$0.3600**	$0.3425
Weighted average number of common shares outstanding - basic	**294,457**	277,002
Weighted average number of common shares outstanding - diluted	**295,160**	277,557

(1) See Attachment 16 for definitions and other terms.



Attachment 2

UDR, Inc.
Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts		Three Months Ended March 31,		
		2020		2019
Net income/(loss) attributable to common stockholders	$	4,155	$	23,492
Real estate depreciation and amortization		155,476		112,468
Noncontrolling interests		319		2,099
Real estate depreciation and amortization on unconsolidated joint ventures		8,816		15,674
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$	168,766	$	153,733
Distributions to preferred stockholders - Series E (Convertible) [2]		1,066		1,011
FFO attributable to common stockholders and unitholders, diluted	$	169,832	$	154,744
FFO per weighted average common share and unit, basic	$	0.53	$	0.51
FFO per weighted average common share and unit, diluted	$	0.53	$	0.51
Weighted average number of common shares and OP/DownREIT Units outstanding - basic		316,685		301,282
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding - diluted		320,399		304,848
Impact of adjustments to FFO:				
Promoted interest on settlement of note receivable, net of tax	$	-	$	(6,482)
Legal and other costs		758		3,660
Unrealized (gain)/loss on unconsolidated investments, net of tax		32		(229)
Severance costs and other restructuring expense		1,642		-
Casualty-related charges/(recoveries), net		1,399		15
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net		31		146
	$	3,862	$	(2,890)
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$	173,694	$	151,854
FFO as Adjusted per weighted average common share and unit, diluted	$	0.54	$	0.50
Recurring capital expenditures		(9,209)		(7,218)
AFFO attributable to common stockholders and unitholders, diluted	$	164,485	$	144,636
AFFO per weighted average common share and unit, diluted	$	0.51	$	0.47

(1) See Attachment 16 for definitions and other terms.

(2) Series E preferred shares are dilutive for purposes of calculating FFO per share for the three months ended March 31, 2020 and March 31, 2019. Consequently, distributions to Series E preferred stockholders are added to FFO and the weighted average number of shares are included in the denominator when calculating FFO per common share and unit, diluted.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets
(Unaudited) [1]

In thousands, except share and per share amounts		March 31, 2020		December 31, 2019
ASSETS				
Real estate owned:				
Real estate held for investment	$	12,608,022	$	12,532,324
Less: accumulated depreciation		(4,231,269)		(4,131,330)
Real estate held for investment, net		8,376,753		8,400,994
Real estate under development				
(net of accumulated depreciation of $81 and $23)		95,245		69,754
Real estate held for disposition				
(net of accumulated depreciation of $41,121 and $0)		73,529		-
Total real estate owned, net of accumulated depreciation		8,545,527		8,470,748
Cash and cash equivalents		980		8,106
Restricted cash		21,949		25,185
Notes receivable, net		151,543		153,650
Investment in and advances to unconsolidated joint ventures, net		588,395		588,262
Operating lease right-of-use assets		203,410		204,225
Other assets		179,301		186,296
Total assets	$	9,691,105	$	9,636,472
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	1,144,201	$	1,149,441
Unsecured debt		3,740,937		3,558,083
Operating lease liabilities		197,829		198,558
Real estate taxes payable		33,134		29,445
Accrued interest payable		31,494		45,199
Security deposits and prepaid rent		48,474		48,353
Distributions payable		115,259		109,382
Accounts payable, accrued expenses, and other liabilities		82,254		90,032
Total liabilities		5,393,582		5,228,493
Redeemable noncontrolling interests in the OP and DownREIT Partnership		819,133		1,018,665
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized				
2,780,994 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,780,994 shares at December 31, 2019)		46,200		46,200
14,543,281 shares of Series F outstanding (14,691,274 shares				
at December 31, 2019)		1		1
Common stock, $0.01 par value; 350,000,000 shares authorized				
294,881,038 shares issued and outstanding (294,588,305 shares at December 31, 2019)		2,949		2,946
Additional paid-in capital		5,788,471		5,781,975
Distributions in excess of net income		(2,360,636)		(2,462,132)
Accumulated other comprehensive income/(loss), net		(12,870)		(10,448)
Total stockholders' equity		3,464,115		3,358,542
Noncontrolling interests		14,275		30,772
Total equity		3,478,390		3,389,314
Total liabilities and equity	$	9,691,105	$	9,636,472

(1) See Attachment 16 for definitions and other terms.



Attachment 4(A)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	March 31, 2020	December 31, 2019
Common shares	294,620,735	294,340,740
Restricted shares	260,303	247,565
Total common shares	294,881,038	294,588,305
Restricted unit and common stock equivalents	59,632	766,926
Operating and DownREIT Partnership units	20,665,674	20,061,283
Class A Limited Partnership units	1,751,671	1,751,671
Series E cumulative convertible preferred shares [2]	3,010,843	3,010,843
Total common shares, OP/DownREIT units, and common stock equivalents	320,368,858	320,179,028

Weighted Average Number of Shares Outstanding	1Q 2020	1Q 2019
Weighted average number of common shares and OP/DownREIT units outstanding - basic	316,685,092	301,282,354
Weighted average number of OP/DownREIT units outstanding	(22,227,883)	(24,280,619)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	294,457,209	277,001,735
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	320,398,509	304,848,093
Weighted average number of OP/DownREIT units outstanding	(22,227,883)	(24,280,619)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(3,010,843)	(3,010,843)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	295,159,783	277,556,631

(1) See Attachment 16 for definitions and other terms.
(2) At March 31, 2020 and December 31, 2019 there were 2,780,994 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 3,010,843 shares of common stock if converted (after adjusting for the special dividend paid in 2008).
(3) Series E cumulative convertible preferred shares are anti-dilutive for purposes of calculating Income/(loss) per weighted average common share for the three months ended March 31, 2020 and March 31, 2019.



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Debt Structure, In thousands

		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [2]
Secured	Fixed	$ 1,086,678	22.3%	3.85%	5.3
	Floating	27,000	0.6%	1.91%	12.0
	Combined	1,113,678	22.9%	3.80%	5.5
Unsecured	Fixed	3,430,644 [3]	70.5%	3.44%	8.2
	Floating	324,797	6.6%	1.72%	0.9
	Combined	3,755,441	77.1%	3.29%	7.5
Total Debt	Fixed	4,517,322	92.8%	3.54%	7.5
	Floating	351,797	7.2%	1.74%	1.7
	Combined	4,869,119	100.0%	3.41%	7.1
	Total Non-Cash Adjustments [4]	16,019			
	Total per Balance Sheet	$ 4,885,138		3.28%	

Debt Maturities, In thousands

	Secured Debt [5]	Unsecured Debt [5]	Revolving Credit Facilities & Comm. Paper [2] [6] [7]	Balance	% of Total	Weighted Average Interest Rate
2020	$ 112,592	$ -	$ 215,000	$ 327,592	6.7%	2.51%
2021	8,763	-	24,797	33,560	0.7%	2.50%
2022	9,159	-	-	9,159	0.2%	4.42%
2023	295,965	350,000	-	645,965	13.3%	3.44%
2024	95,280	315,644	50,000	460,924	9.5%	3.55%
2025	173,189	300,000	-	473,189	9.7%	4.22%
2026	51,070	300,000	-	351,070	7.2%	3.00%
2027	1,111	300,000	-	301,111	6.2%	3.50%
2028	122,465	300,000	-	422,465	8.7%	3.67%
2029	144,584	300,000	-	444,584	9.1%	3.89%
Thereafter	99,500	1,300,000	-	1,399,500	28.7%	3.15%
	1,113,678	3,465,644	289,797	4,869,119	100.0%	3.41%
Total Non-Cash Adjustments [4]	30,523	(14,504)	-	16,019		
Total per Balance Sheet	$ 1,144,201	$ 3,451,140	$ 289,797	$ 4,885,138		3.28%

(1) See Attachment 16 for definitions and other terms.

(2) The 2020 maturity reflects the $215.0 million of principal outstanding at an interest rate of 1.58%, an equivalent of LIBOR plus a spread of 47 basis points, on the Company's unsecured commercial paper program as of March 31, 2020. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $500.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 7.2 years without extensions and 7.3 years with extensions. In April of 2020, the $215.0 million of unsecured commercial paper was paid off with draws on our line of credit and working capital credit facility.

(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average all-in rate of 2.55% until January 2021.

(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.

(5) Includes principal amortization, as applicable.

(6) There was $50.0 million outstanding on our $1.1 billion line of credit at March 31, 2020. The facility has a maturity date of January 2023, plus two six-month extension options and carries an interest rate equal to LIBOR plus a spread of 82.5 basis points. The $50.0 million outstanding on our line of credit is reflected in the above table as if the two six-month extension options were exercised.

(7) There was $24.8 million outstanding on our $75.0 million working capital credit facility at March 31, 2020. The facility has a maturity date of January 2021. The working capital credit facility carries an interest rate equal to LIBOR plus a spread of 82.5 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios	Quarter Ended March 31, 2020
Net income/(loss)	$ 5,540
Adjustments:	
Interest expense, including costs associated with debt extinguishment	39,317
Real estate depreciation and amortization	155,476
Other depreciation and amortization	2,025
Tax provision/(benefit), net	164
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	13,883
EBITDAre	$ 216,405
Casualty-related charges/(recoveries), net	1,399
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net	31
Legal and other costs	758
Unrealized (gain)/loss on unconsolidated investments	32
Severance costs and other restructuring expense	1,642
(Income)/loss from unconsolidated entities	(3,367)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	(13,883)
Management fee expense on unconsolidated joint ventures	(600)
Consolidated EBITDAre - adjusted for non-recurring items	$ 202,417
Annualized consolidated EBITDAre - adjusted for non-recurring items	$ 809,668
Interest expense, including costs associated with debt extinguishment	39,317
Capitalized interest expense	1,384
Total interest	$ 40,701
Preferred dividends	$ 1,066
Total debt	$ 4,885,138
Cash	(980)
Net debt	$ 4,884,158
Consolidated Interest Coverage Ratio - adjusted for non-recurring items	**5.0x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items	**4.8x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items	**6.0x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	33.7% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	4.2x	Yes
Maximum Secured Debt Ratio	≤40.0%	10.8%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	342.3%	Yes

Senior Unsecured Note Covenants [3]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	35.1% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.2x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	8.2%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	300.7%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	1Q 2020 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	39,516	$ 190,033	84.3%	$ 10,692,945	83.4%
Encumbered assets	8,063	35,432	15.7%	2,125,053	16.6%
	47,579	$ 225,465	100.0%	$ 12,817,998	100.0%

(1) See Attachment 16 for definitions and other terms.
(2) As defined in our credit agreement dated September 27, 2018.

(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended March 31, 2020	Quarter Ended December 31, 2019	Quarter Ended September 30, 2019	Quarter Ended June 30, 2019	Quarter Ended March 31, 2019
Revenues						
Combined Same-Store Communities [5]	41,529	$ 268,041	$ 265,690	$ 266,658	$ 263,873	$ 260,306
Acquired JV Same-Store Portfolio Communities [5]	(3,619)	(24,228)	(23,656)	(23,919)	(23,698)	(23,312)
UDR Same-Store Communities	37,910	243,813	242,034	242,739	240,175	236,994
Stabilized, Non-Mature Communities	4,561	33,641	32,970	28,600	22,010	16,114
Acquired JV Same-Store Portfolio Communities	3,619	24,228	11,161	1,022	-	-
Acquired Communities	570	2,179	-	-	-	-
Redevelopment Communities	652	7,928	7,703	6,979	7,487	7,883
Development Communities	-	7	-	-	-	-
Non-Residential / Other [2]	-	6,088	6,671	7,425	5,997	4,154
Total	47,312	$ 317,884	$ 300,539	$ 286,765	$ 275,669	$ 265,145
Expenses						
Combined Same-Store Communities [5]		$ 77,226	$ 74,925	$ 77,981	$ 74,906	$ 75,913
Acquired JV Same-Store Portfolio Communities [5]		(7,900)	(7,342)	(7,831)	(8,196)	(8,397)
UDR Same-Store Communities		69,326	67,583	70,150	66,710	67,516
Stabilized, Non-Mature Communities		9,675	9,438	8,630	6,357	4,658
Acquired JV Same-Store Portfolio Communities		7,900	3,318	260	-	-
Acquired Communities		785	-	-	-	-
Redevelopment Communities		3,002	3,085	3,170	2,575	2,651
Development Communities		47	6	2	-	-
Non-Residential / Other [2]		3,317	3,531	2,572	2,501	2,826
Total [3]		$ 94,052	$ 86,961	$ 84,784	$ 78,143	$ 77,651
Net Operating Income						
Combined Same-Store Communities [5]		$ 190,815	$ 190,765	$ 188,677	$ 188,967	$ 184,393
Acquired JV Same-Store Portfolio Communities [5]		(16,328)	(16,314)	(16,088)	(15,502)	(14,915)
UDR Same-Store Communities		174,487	174,451	172,589	173,465	169,478
Stabilized, Non-Mature Communities		23,966	23,532	19,970	15,653	11,456
Acquired JV Same-Store Portfolio Communities		16,328	7,843	762	-	-
Acquired Communities		1,394	-	-	-	-
Redevelopment Communities		4,926	4,618	3,809	4,912	5,232
Development Communities		(40)	(6)	(2)	-	-
Non-Residential / Other [2]		2,771	3,140	4,853	3,496	1,328
Total		$ 223,832	$ 213,578	$ 201,981	$ 197,526	$ 187,494
Operating Margin						
Combined Same-Store Communities		71.2%	71.8%	70.8%	71.6%	70.8%
Weighted Average Physical Occupancy						
Combined Same-Store Communities [5]		97.0%	96.8%	96.8%	96.8%	96.7%
Acquired JV Same-Store Portfolio Communities [5]		96.0%	95.8%	95.7%	95.7%	95.7%
UDR Same-Store Communities		97.1%	96.9%	96.9%	96.9%	96.8%
Stabilized, Non-Mature Communities		96.2%	95.9%	94.1%	91.1%	89.8%
Acquired JV Same-Store Portfolio Communities		96.0%	95.8%	96.8%	-	-
Acquired Communities		95.9%	-	-	-	-
Redevelopment Communities		94.6%	93.2%	89.9%	93.1%	96.6%
Development Communities		-	-	-	-	-
Other [4]		97.3%	98.1%	97.4%	97.4%	97.0%
Total		96.9%	96.6%	96.5%	96.4%	96.5%
Sold and Held for Disposition Communities						
Revenues	267	$ 2,209	$ 2,207	$ 2,243	$ 2,794	$ 2,777
Expenses [3]		576	549	575	585	588
Net Operating Income/(Loss)		$ 1,633	$ 1,658	$ 1,668	$ 2,209	$ 2,189
Total	47,579	$ 225,465	$ 215,236	$ 203,649	$ 199,735	$ 189,683

(1) See Attachment 16 for definitions and other terms.

(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.

(3) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.

(4) Includes occupancy of Sold and Held for Disposition Communities.

(5) Amounts include the Acquired JV Same-Store Portfolio Communities as if these communities were 100% owned by UDR during all periods presented. These communities were stabilized as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition. Because these communities became wholly owned by UDR in 2019 (the 11 communities and 3,619 homes were previously owned by UDR unconsolidated JVs), they are not included in the UDR Same-Store Communities. These 11 communities will be eligible to join the UDR Same-Store Communities on January 1, 2021.



Attachment 6

UDR, Inc.
Combined Same-Store Operating Expense Information [1]
(Dollars in Thousands)
(Unaudited) [2]

Year-Over-Year Comparison	% of 1Q 2020 Combined SS Operating Expenses	1Q 2020		1Q 2019		% Change
Personnel	18.1%	$	13,953	$	15,489	-9.9%
Utilities	13.8%		10,661		10,682	-0.2%
Repair and maintenance	14.1%		10,863		9,906	9.7%
Administrative and marketing	7.0%		5,423		5,264	3.0%
Controllable expenses	53.0%		40,900		41,341	-1.1%
Real estate taxes [3]	42.8%	$	33,083	$	31,328	5.6%
Insurance	4.2%		3,243		3,244	0.0%
Combined Same-Store operating expenses [3]	100.0%	$	77,226	$	75,913	1.7%
Combined Same-Store Homes	41,529					

Sequential Comparison	% of 1Q 2020 Combined SS Operating Expenses	1Q 2020		4Q 2019		% Change
Personnel	18.1%	$	13,953	$	14,514	-3.9%
Utilities	13.8%		10,661		9,799	8.8%
Repair and maintenance	14.1%		10,863		11,068	-1.8%
Administrative and marketing	7.0%		5,423		5,509	-1.6%
Controllable expenses	53.0%		40,900		40,890	0.0%
Real estate taxes [3]	42.8%	$	33,083	$	31,183	6.1%
Insurance	4.2%		3,243		2,852	13.7%
Combined Same-Store operating expenses [3]	100.0%	$	77,226	$	74,925	3.1%
Combined Same-Store Homes	41,529					

(1) 1Q19 and 4Q19 operating expenses include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.
(2) See Attachment 16 for definitions and other terms.
(3) The year-over-year and sequential comparisons presented above include $280 thousand and $0, respectively, of higher New York real estate taxes due to 421g exemption and abatement reductions.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout
Portfolio Overview as of Quarter Ended
March 31, 2020
(Unaudited) [1]

	Total Combined Same-Store Homes	Non-Mature Homes		Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [4]	Total Homes (incl. JV) [4]
		Stabilized [2]	Non-Stabil. / Other [3]			
West Region						
Orange County, CA	4,434	902	-	5,336	381	5,717
San Francisco, CA	2,751	-	-	2,751	602	3,353
Seattle, WA	2,570	155	-	2,725	-	2,725
Los Angeles, CA	1,225	-	-	1,225	633	1,858
Monterey Peninsula, CA	1,565	-	-	1,565	-	1,565
	12,545	**1,057**	**-**	**13,602**	**1,616**	**15,218**
Mid-Atlantic Region						
Metropolitan DC	8,305	-	-	8,305	-	8,305
Richmond, VA	1,358	-	-	1,358	-	1,358
Baltimore, MD	1,099	498	-	1,597	-	1,597
	10,762	**498**	**-**	**11,260**	**-**	**11,260**
Northeast Region						
Boston, MA	2,440	1,699	159	4,298	250	4,548
New York, NY	1,452	373	493	2,318	710	3,028
	3,892	**2,072**	**652**	**6,616**	**960**	**7,576**
Southeast Region						
Orlando, FL	2,500	-	-	2,500	-	2,500
Tampa, FL	2,287	621	294	3,202	-	3,202
Nashville, TN	2,260	-	-	2,260	-	2,260
	7,047	**621**	**294**	**7,962**	**-**	**7,962**
Southwest Region						
Dallas, TX	3,864	-	-	3,864	-	3,864
Austin, TX	1,272	-	-	1,272	-	1,272
	5,136	**-**	**-**	**5,136**	**-**	**5,136**
Other Markets [5]	**2,147**	**313**	**276**	**2,736**	**554**	**3,290**
Totals	**41,529**	**4,561**	**1,222**	**47,312**	**3,130**	**50,442**
Communities [6]	**132**	**12**	**4**	**148**	**14**	**162**

	Homes	Communities
Total completed homes	**50,442**	**162**
Held for Disposition	267	2
Under Development [7]	878	3
Total Quarter-end homes and communities	**51,587**	**167**

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(4) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.

(5) Other Markets include Denver (218 homes), Palm Beach (636 homes), Inland Empire (654 homes), San Diego (163 wholly owned, 264 JV homes), Portland (752 homes) and Philadelphia (313 wholly owned, 290 JV homes).

(6) Represents communities where 100 percent of all development homes have been completed.

(7) See Attachment 9 for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary
Portfolio Overview as of Quarter Ended
March 31, 2020
(Unaudited) [1][2]

Non-Mature Home Breakout - By Date (quarter indicates anticipated date of QTD Same-Store inclusion)

Community	Category	# of Homes	Location	Same-Store Date
Parallel	Stabilized, Non-Mature	386	Orange County, CA	2Q20
CityLine II	Stabilized, Non-Mature	155	Seattle, WA	2Q20
Leonard Pointe	Stabilized, Non-Mature	188	New York, NY	2Q20
Peridot Palms	Stabilized, Non-Mature	381	Tampa, FL	2Q20
The Residences at Pacific City	Stabilized, Non-Mature	516	Orange County, CA	3Q20
345 Harrison Street	Stabilized, Non-Mature	585	Boston, MA	3Q20
The Preserve at Gateway	Stabilized, Non-Mature	240	Tampa, FL	3Q20
Currents on the Charles	Stabilized, Non-Mature	200	Boston, MA	3Q20
Rodgers Forge	Stabilized, Non-Mature	498	Baltimore, MD	4Q20
The Commons at Windsor Gardens	Stabilized, Non-Mature	914	Boston, MA	4Q20
One William	Stabilized, Non-Mature	185	New York, NY	4Q20
Park Square	Stabilized, Non-Mature	313	Philadelphia, PA	1Q21
The Slade at Channelside	Acquired	294	Tampa, FL	2Q21
The Arbory	Acquired	276	Portland, OR	2Q21
10 Hanover Square	Redevelopment	493	New York, NY	4Q21
Garrison Square	Redevelopment	159	Boston, MA	2Q22
Total		**5,783**		

Summary of Non-Mature Home Activity

	Market	Stabilized, Non-Mature	Acquired	Redevelopment	Development	Total
Non-Mature Homes at December 31, 2019		4,853	3,327	652	-	8,832
Acquired JV Same-Store Portfolio	Various	(292)	(3,327)	-	-	(3,619)
The Slade at Channelside	Tampa, FL	-	294	-	-	294
The Arbory	Portland, OR	-	276	-	-	276
Non-Mature Homes at March 31, 2020		**4,561**	**570**	**652**	**-**	**5,783**

		Held for Disposition
Held for Disposition Homes at March 31, 2020		
Borgata Apartment Homes	Seattle, WA	71
Waterscape	Seattle, WA	196
		267

(1) See Attachment 16 for definitions and other terms.
(2) Excludes the Acquired JV Same-Store Portfolio Communities (11 communities and 3,619 homes).



Attachment 7(C)

UDR, Inc.
Total Revenue Per Occupied Home Summary
Portfolio Overview as of Quarter Ended
March 31, 2020
(Unaudited) [1]

	Total Combined Same-Store Homes	Non-Mature Homes		Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [4]	Total Homes (incl. JV at share) [4]
		Stabilized [2]	Non-Stabilized [3]			
West Region						
Orange County, CA	$ 2,379	$ 3,293	$ -	$ 2,533	$ 2,620	$ 2,536
San Francisco, CA	3,753	-	-	3,753	5,428	3,919
Seattle, WA	2,565	2,251	-	2,546	-	2,546
Los Angeles, CA	2,939	-	-	2,939	3,770	3,106
Monterey Peninsula, CA	1,953	-	-	1,953	-	1,953
Mid-Atlantic Region						
Metropolitan DC	2,202	-	-	2,202	-	2,202
Richmond, VA	1,407	-	-	1,407	-	1,407
Baltimore, MD	1,749	1,376	-	1,633	-	1,633
Northeast Region						
Boston, MA	2,860	2,737	5,202	2,889	2,217	2,870
New York, NY	4,580	3,249	4,026	4,250	4,870	4,332
Southeast Region						
Orlando, FL	1,420	-	-	1,420	-	1,420
Tampa, FL	1,480	1,770	1,899	1,575	-	1,575
Nashville, TN	1,359	-	-	1,359	-	1,359
Southwest Region						
Dallas, TX	1,510	-	-	-	-	-
Austin, TX	1,550	-	-	-	-	-
Other Markets	2,060	2,190	1,840	2,053	2,981	2,140
Weighted Average	$ 2,218	$ 2,556	$ 3,150	$ 2,274	$ 3,936	$ 2,327

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.



UDR, Inc.
Net Operating Income Breakout By Market
March 31, 2020
(Dollars in Thousands)
(Unaudited) [1]



Percent of Total NOI by Region

🟨	West:	37.8%
🟥	Northeast:	20.9%
🟧	Mid-Atlantic:	20.0%
🟦	Southeast:	9.8%
🟩	Southwest:	6.0%

Three Months Ended March 31, 2020

	Combined Same-Store		Non Same-Store [2]		UDR's Share of JVs [2][3]		Total	
Net Operating Income	$	190,815	$	33,017	$	12,047	$	235,879
% of Net Operating Income		80.9%		14.0%		5.1%		100.0%

Three Months Ended March 31, 2020

	As a % of NOI				As a % of NOI	
Region	**Combined Same-Store**	**Total**	**Region**	**Combined Same-Store**	**Total**
West Region			**Southeast Region**		
Orange County, CA	12.5%	13.1%	Orlando, FL	3.8%	3.1%
San Francisco, CA	11.8%	11.0%	Tampa, FL	3.5%	3.9%
Seattle, WA	7.4%	6.7%	Nashville, TN	3.5%	2.8%
Los Angeles, CA	4.0%	4.1%		**10.8%**	**9.8%**
Monterey Peninsula, CA	3.6%	2.9%			
	39.3%	**37.8%**	**Southwest Region**		
			Dallas, TX	5.5%	4.5%
Mid-Atlantic Region			Austin, TX	1.8%	1.5%
Metropolitan DC	19.5%	16.0%		**7.3%**	**6.0%**
Richmond, VA	2.2%	1.8%			
Baltimore, MD	2.1%	2.2%	**Other Markets**	4.8%	5.5%
	23.8%	**20.0%**			
Northeast Region					
Boston, MA	7.8%	11.3%			
New York, NY	6.2%	9.6%			
	14.0%	**20.9%**	**Total**	**100.0%**	**100.0%**

(1) See Attachment 16 for definitions and other terms.

(2) Excludes results from Sold and Held for Disposition Communities.

(3) Includes UDR's share of joint venture and partnership NOI on Attachment 12(A).



Attachment 8(A)

UDR, Inc.
Combined Same-Store Operating Information By Major Market [1]
Current Quarter vs. Prior Year Quarter
March 31, 2020
(Unaudited) [2]

	Total Combined Same-Store Homes	% of Combined Same-Store Portfolio Based on 1Q 2020 NOI	Combined Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			1Q 20	1Q 19	Change	1Q 20	1Q 19	Change
West Region								
Orange County, CA	4,434	12.5%	97.2%	96.0%	1.2%	$ 2,379	$ 2,335	1.9%
San Francisco, CA	2,751	11.8%	96.5%	97.0%	-0.5%	3,753	3,655	2.7%
Seattle, WA	2,570	7.4%	97.6%	96.1%	1.5%	2,565	2,458	4.4%
Los Angeles, CA	1,225	4.0%	97.0%	96.9%	0.1%	2,939	2,874	2.3%
Monterey Peninsula, CA	1,565	3.6%	95.9%	95.9%	0.0%	1,953	1,853	5.4%
	12,545	**39.3%**	**97.0%**	**96.3%**	**0.7%**	**2,716**	**2,645**	**2.7%**
Mid-Atlantic Region								
Metropolitan DC	8,305	19.5%	97.4%	97.7%	-0.3%	2,202	2,143	2.8%
Richmond, VA	1,358	2.2%	97.1%	97.5%	-0.4%	1,407	1,363	3.2%
Baltimore, MD	1,099	2.1%	96.6%	97.0%	-0.4%	1,749	1,712	2.2%
	10,762	**23.8%**	**97.3%**	**97.6%**	**-0.3%**	**2,056**	**2,001**	**2.7%**
Northeast Region								
Boston, MA	2,440	7.8%	95.9%	95.7%	0.2%	2,860	2,788	2.6%
New York, NY	1,452	6.2%	98.4%	98.2%	0.2%	4,580	4,483	2.2%
	3,892	**14.0%**	**96.8%**	**96.6%**	**0.2%**	**3,512**	**3,431**	**2.4%**
Southeast Region								
Orlando, FL	2,500	3.8%	96.0%	96.5%	-0.5%	1,420	1,394	1.9%
Tampa, FL	2,287	3.5%	96.7%	97.0%	-0.3%	1,480	1,445	2.4%
Nashville, TN	2,260	3.5%	97.7%	97.0%	0.7%	1,359	1,309	3.8%
	7,047	**10.8%**	**96.8%**	**96.8%**	**0.0%**	**1,420**	**1,383**	**2.6%**
Southwest Region								
Dallas, TX	3,864	5.5%	96.9%	95.9%	1.0%	1,510	1,467	2.9%
Austin, TX	1,272	1.8%	97.6%	97.4%	0.2%	1,550	1,502	3.2%
	5,136	**7.3%**	**97.1%**	**96.3%**	**0.8%**	**1,520**	**1,476**	**3.0%**
Other Markets	**2,147**	**4.8%**	**96.2%**	**96.0%**	**0.2%**	**2,060**	**2,017**	**2.1%**
Total Combined/ Weighted Avg.	**41,529**	**100.0%**	**97.0%**	**96.7%**	**0.3%**	**$ 2,218**	**$ 2,160**	**2.7%**

(1) 1Q19 amounts include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.

(2) See Attachment 16 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Combined Same-Store Operating Information By Major Market [1]
Current Quarter vs. Prior Year Quarter
March 31, 2020
(Unaudited) [2]

	Total Combined Same-Store Homes	Combined Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		1Q 20	1Q 19	Change	1Q 20	1Q 19	Change	1Q 20	1Q 19	Change
West Region										
Orange County, CA	4,434	$ 30,753	$ 29,819	3.1%	$ 6,936	$ 6,865	1.0%	$ 23,817	$ 22,954	3.8%
San Francisco, CA	2,751	29,892	29,259	2.2%	7,291	6,813	7.0%	22,601	22,446	0.7%
Seattle, WA	2,570	19,302	18,215	6.0%	5,092	4,985	2.1%	14,210	13,230	7.4%
Los Angeles, CA	1,225	10,477	10,233	2.4%	2,814	2,761	1.9%	7,663	7,472	2.6%
Monterey Peninsula, CA	1,565	8,795	8,344	5.4%	1,943	1,860	4.4%	6,852	6,484	5.7%
	12,545	99,219	95,870	3.5%	24,076	23,284	3.4%	75,143	72,586	3.5%
Mid-Atlantic Region										
Metropolitan DC	8,305	53,426	52,161	2.4%	16,118	16,132	-0.1%	37,308	36,029	3.6%
Richmond, VA	1,358	5,566	5,416	2.8%	1,392	1,353	2.9%	4,174	4,063	2.7%
Baltimore, MD	1,099	5,569	5,476	1.7%	1,649	1,580	4.4%	3,920	3,896	0.6%
	10,762	64,561	63,053	2.4%	19,159	19,065	0.5%	45,402	43,988	3.2%
Northeast Region										
Boston, MA	2,440	20,076	19,528	2.8%	5,273	5,417	-2.7%	14,803	14,111	4.9%
New York, NY	1,452	19,633	19,178	2.4%	7,840	6,953	12.7%	11,793	12,225	-3.5%
	3,892	39,709	38,706	2.6%	13,113	12,370	6.0%	26,596	26,336	1.0%
Southeast Region										
Orlando, FL	2,500	10,225	10,086	1.4%	2,934	2,892	1.5%	7,291	7,194	1.3%
Tampa, FL	2,287	9,822	9,620	2.1%	3,159	3,025	4.4%	6,663	6,595	1.0%
Nashville, TN	2,260	9,005	8,608	4.6%	2,381	2,397	-0.7%	6,624	6,211	6.7%
	7,047	29,052	28,314	2.6%	8,474	8,314	1.9%	20,578	20,000	2.9%
Southwest Region										
Dallas, TX	3,864	16,965	16,305	4.1%	6,481	6,854	-5.4%	10,484	9,451	10.9%
Austin, TX	1,272	5,772	5,582	3.4%	2,264	2,357	-3.9%	3,508	3,225	8.8%
	5,136	22,737	21,887	3.9%	8,745	9,211	-5.1%	13,992	12,676	10.4%
Other Markets	2,147	12,763	12,476	2.3%	3,659	3,669	-0.3%	9,104	8,807	3.3%
Total Combined	41,529	$ 268,041	$ 260,306	3.0%	$ 77,226	$ 75,913	1.7%	$ 190,815	$ 184,393	3.5%

(1) 1Q19 amounts include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.
(2) See Attachment 16 for definitions and other terms.



Attachment 8(C)

UDR, Inc.
Combined Same-Store Operating Information By Major Market [1]
Current Quarter vs. Last Quarter
March 31, 2020
(Unaudited) [2]

	Total Combined Same-Store Homes	Combined Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		1Q 20	4Q 19	Change	1Q 20	4Q 19	Change
West Region							
Orange County, CA	4,434	97.2%	96.8%	0.4%	$ 2,379	$ 2,360	0.8%
San Francisco, CA	2,751	96.5%	96.3%	0.2%	3,753	3,766	-0.3%
Seattle, WA	2,570	97.6%	96.5%	1.1%	2,565	2,554	0.4%
Los Angeles, CA	1,225	97.0%	97.0%	0.0%	2,939	2,916	0.8%
Monterey Peninsula, CA	1,565	95.9%	96.5%	-0.6%	1,953	1,931	1.1%
	12,545	**97.0%**	**96.6%**	**0.4%**	**2,716**	**2,708**	**0.3%**
Mid-Atlantic Region							
Metropolitan DC	8,305	97.4%	97.3%	0.1%	2,202	2,184	0.8%
Richmond, VA	1,358	97.1%	96.9%	0.2%	1,407	1,409	-0.1%
Baltimore, MD	1,099	96.6%	96.8%	-0.2%	1,749	1,734	0.9%
	10,762	**97.3%**	**97.2%**	**0.1%**	**2,056**	**2,041**	**0.7%**
Northeast Region							
Boston, MA	2,440	95.9%	95.7%	0.2%	2,860	2,835	0.9%
New York, NY	1,452	98.4%	98.1%	0.3%	4,580	4,567	0.3%
	3,892	**96.8%**	**96.6%**	**0.2%**	**3,512**	**3,491**	**0.6%**
Southeast Region							
Orlando, FL	2,500	96.0%	96.3%	-0.3%	1,420	1,416	0.3%
Tampa, FL	2,287	96.7%	96.8%	-0.1%	1,480	1,448	2.2%
Nashville, TN	2,260	97.7%	97.9%	-0.2%	1,359	1,344	1.1%
	7,047	**96.8%**	**97.0%**	**-0.2%**	**1,420**	**1,403**	**1.2%**
Southwest Region							
Dallas, TX	3,864	96.9%	96.7%	0.2%	1,510	1,488	1.5%
Austin, TX	1,272	97.6%	96.9%	0.7%	1,550	1,530	1.3%
	5,136	**97.1%**	**96.7%**	**0.4%**	**1,520**	**1,498**	**1.4%**
Other Markets	**2,147**	**96.2%**	**95.8%**	**0.4%**	**2,060**	**2,062**	**-0.1%**
Total Combined/ Weighted Avg.	**41,529**	**97.0%**	**96.8%**	**0.2%**	**$ 2,218**	**$ 2,203**	**0.7%**

(1) 4Q19 amounts include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.

(2) See Attachment 16 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Combined Same-Store Operating Information By Major Market [1]
Current Quarter vs. Last Quarter
March 31, 2020
(Unaudited) [2]

	Total Combined Same-Store Homes	Combined Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		1Q 20	4Q 19	Change	1Q 20	4Q 19	Change	1Q 20	4Q 19	Change
West Region										
Orange County, CA	4,434	$ 30,753	$ 30,387	1.2%	$ 6,936	$ 6,664	4.1%	$ 23,817	$ 23,723	0.4%
San Francisco, CA	2,751	29,892	29,933	-0.1%	7,291	7,272	0.3%	22,601	22,661	-0.3%
Seattle, WA	2,570	19,302	19,001	1.6%	5,092	4,829	5.4%	14,210	14,172	0.3%
Los Angeles, CA	1,225	10,477	10,394	0.8%	2,814	2,615	7.6%	7,663	7,779	-1.5%
Monterey Peninsula, CA	1,565	8,795	8,750	0.5%	1,943	1,817	6.9%	6,852	6,933	-1.2%
	12,545	99,219	98,465	0.8%	24,076	23,197	3.8%	75,143	75,268	**-0.2%**
Mid-Atlantic Region										
Metropolitan DC	8,305	53,426	52,930	0.9%	16,118	15,493	4.0%	37,308	37,437	-0.3%
Richmond, VA	1,358	5,566	5,562	0.1%	1,392	1,382	0.6%	4,174	4,180	-0.1%
Baltimore, MD	1,099	5,569	5,533	0.7%	1,649	1,626	1.4%	3,920	3,907	0.3%
	10,762	64,561	64,025	0.8%	19,159	18,501	3.6%	45,402	45,524	**-0.3%**
Northeast Region										
Boston, MA	2,440	20,076	19,860	1.1%	5,273	5,104	3.3%	14,803	14,756	0.3%
New York, NY	1,452	19,633	19,514	0.6%	7,840	7,546	3.9%	11,793	11,968	-1.4%
	3,892	39,709	39,374	0.9%	13,113	12,650	3.7%	26,596	26,724	**-0.5%**
Southeast Region										
Orlando, FL	2,500	10,225	10,225	0.0%	2,934	3,013	-2.6%	7,291	7,212	1.1%
Tampa, FL	2,287	9,822	9,616	2.1%	3,159	3,207	-1.5%	6,663	6,409	4.0%
Nashville, TN	2,260	9,005	8,919	1.0%	2,381	2,339	1.8%	6,624	6,580	0.7%
	7,047	29,052	28,760	1.0%	8,474	8,559	-1.0%	20,578	20,201	**1.9%**
Southwest Region										
Dallas, TX	3,864	16,965	16,676	1.7%	6,481	6,096	6.3%	10,484	10,580	-0.9%
Austin, TX	1,272	5,772	5,658	2.0%	2,264	2,127	6.4%	3,508	3,531	-0.6%
	5,136	22,737	22,334	1.8%	8,745	8,223	6.4%	13,992	14,111	**-0.8%**
Other Markets	2,147	12,763	12,732	0.2%	3,659	3,795	-3.5%	9,104	8,937	1.8%
Total Combined	41,529	$ 268,041	$ 265,690	0.9%	$ 77,226	$ 74,925	3.1%	$ 190,815	$ 190,765	0.0%

(1) 4Q19 amounts include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.
(2) See Attachment 16 for definitions and other terms.



Attachment 8(E)

UDR, Inc.
Combined Same-Store Operating Information By Major Market [1]
March 31, 2020
(Unaudited) [2]

	Combined Effective Blended Lease Rate Growth	Combined Effective New Lease Rate Growth	Combined Effective Renewal Lease Rate Growth	Combined Annualized Turnover [3][4]	
	1Q 2020	**1Q 2020**	**1Q 2020**	**1Q 2020**	**1Q 2019**
West Region					
Orange County, CA	2.5%	0.8%	4.7%	**42.4%**	47.6%
San Francisco, CA	2.6%	0.0%	4.8%	**42.3%**	44.4%
Seattle, WA	4.3%	2.2%	6.3%	**48.2%**	44.0%
Los Angeles, CA	3.8%	2.0%	5.4%	**31.8%**	35.8%
Monterey Peninsula, CA	2.3%	-2.3%	6.9%	**39.2%**	37.3%
	3.0%	**0.7%**	**5.3%**	**42.6%**	**44.1%**
Mid-Atlantic Region					
Metropolitan DC	3.1%	0.7%	5.1%	**28.5%**	30.3%
Richmond, VA	2.2%	-1.3%	5.3%	**44.0%**	39.7%
Baltimore, MD	0.6%	-2.7%	4.7%	**37.2%**	36.5%
	2.8%	**0.1%**	**5.1%**	**32.3%**	**32.5%**
Northeast Region					
Boston, MA	2.7%	-0.9%	5.5%	**34.5%**	37.6%
New York, NY	2.6%	-0.3%	3.5%	**19.3%**	14.8%
	2.5%	**-0.7%**	**4.6%**	**30.7%**	**33.4%**
Southeast Region					
Orlando, FL	0.4%	-3.1%	4.6%	**43.8%**	41.4%
Tampa, FL	2.6%	0.0%	5.3%	**47.7%**	45.0%
Nashville, TN	4.3%	1.4%	7.1%	**42.6%**	39.5%
	2.3%	**-0.8%**	**5.6%**	**44.8%**	**42.1%**
Southwest Region					
Dallas, TX	4.1%	2.1%	6.1%	**40.8%**	40.3%
Austin, TX	2.1%	-0.7%	4.9%	**43.2%**	48.1%
	3.5%	**1.2%**	**5.7%**	**41.4%**	**42.5%**
Other Markets	**2.7%**	**-0.3%**	**5.5%**	**39.5%**	**42.0%**
Total Combined/Weighted Avg.	**2.8%**	**0.2%**	**5.3%**	**38.2%**	**38.5%**
1Q 2019 Combined Weighted Avg. Lease Rate Growth [4]	**3.3%**	**1.5%**	**5.2%**		
1Q 2020 Combined Percentage of Total Repriced Homes		**48.7%**	**51.3%**		

(1) 1Q19 amounts include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.
(2) See Attachment 16 for definitions and other terms.
(3) 1Q20 Combined same-store home count: 41,529.
(4) 1Q19 Combined same-store home count: 41,578.



Attachment 9

UDR, Inc.
Development Summary
March 31, 2020
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Project Debt	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
Vitruvian West Phase 2	Addison, TX	366	-	$ 37,305	$ 64,000	$ 175	$ -	1Q19	2Q20	1Q21	7.9%	-
Cirrus	Denver, CO	292	-	34,793	97,500	334	-	3Q19	4Q21	1Q22	-	-
Dublin	Dublin, CA	220	-	23,228	117,000	532	-	4Q19	4Q21	2Q22	-	-
Total Under Construction		**878**	**-**	**$ 95,326**	**$ 278,500**	**$ 317**	**$ -**					
Completed Projects, Non-Stabilized												
N/A	N/A	-	-	$ -	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total Completed, Non-Stabilized		**-**	**-**	**$ -**	**$ -**	**$ -**	**$ -**					
Total - Wholly Owned		**878**	**-**	**$ 95,326**	**$ 278,500**	**$ 317**	**$ -**					

NOI From Wholly-Owned Projects	1Q 20		UDR's Capitalized Interest	1Q 20
Projects Under Construction	$ (40)			$ 632
Completed, Non-Stabilized	-			
Total	**$ (40)**			

Projected Stabilized Yield on Development Projects Over Respective Market Cap Rates: **150-200 bps**

(1) See Attachment 16 for definitions and other terms.



Attachment 10

UDR, Inc.
Redevelopment Summary
March 31, 2020
(Dollars in Thousands)
(Unaudited) [1]

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule Start	Schedule Compl.	Schedule Same-Store [3]	Percentage Leased	Percentage Occupied
Projects in Redevelopment												
10 Hanover Square	New York, NY	493	493	200	$ 9,150	$ 15,000	$ 30	1Q19	3Q20	4Q21	95.5%	94.9%
Garrison Square	Boston, MA	159	159	70	8,510	10,500	66	1Q19	1Q21	2Q22	91.8%	90.6%
Total		**652**	**652**	**270**	**$ 17,660**	**$ 25,500**	**$ 39**					

UDR's Capitalized Interest

1Q 20
$ 14

(1) See Attachment 16 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the projects.
(3) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.



Attachment 11

UDR, Inc.
Land Summary
March 31, 2020
(Dollars in Thousands)
(Unaudited) [1]

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis		Status Update [2]		
					Pursuing Entitlements	Design Development	Hold for Future Development
Wholly-Owned							
Vitruvian Park®	Addison, TX	100%	$	57,792	Complete	In Process	In Process
500 Penn Street NE	Washington, DC	100%		36,240	Complete	In Process	
Total			**$**	**94,032**			

UDR's Capitalized Interest

1Q 20
$ 738

(1) See Attachment 16 for definitions and other terms.

(2) Pursuing Entitlements: During this phase the Company is actively pursuing the necessary approvals for the rights to develop multifamily and/or mixed use communities.

Design Development: During this phase the Company is actively working to complete architectural and engineering documents in preparation for the commencement of construction of multifamily and/or mixed uses communities.

Hold for Future Development: Entitled and/or unentitled land sites that the Company holds for future development.



Attachment 12(A)

UDR, Inc.
Unconsolidated Joint Venture Summary
March 31, 2020
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics	Property Type	Own. Interest	# of Comm.	# of Homes	Physical Occupancy 1Q 20	Total Rev. per Occ. Home 1Q 20	Net Operating Income UDR's Share 1Q 20	Net Operating Income Total 1Q 20 [2]
UDR / MetLife								
Operating communities	Various	50%	12	2,687	97.0%	$ 3,957	$ 10,633	$ 21,134
Non-Mature	High-rise	50%	1	150	95.8%	6,026	831	1,661
UDR / West Coast Development JV								
Operating communities	Mid-rise	47%	1	293	96.8%	2,603	583	1,237
Total			**14**	**3,130**	**96.9%**	**$ 3,936**	**$ 12,047**	**$ 24,032**

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [3]	Total Project Debt [3]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife					
Operating communities	$ 1,560,831	$ 878,343	$ 248,065	3.77%	2022-2028
Non-Mature	129,257	70,904	28,570	4.27%	2028
UDR / West Coast Development JV					
Operating communities	129,360	54,953	34,943	2.47%	2021
Total	**$ 1,819,448**	**$ 1,004,200**	**$ 311,578**	**3.73%**	

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [4]	1Q 20 vs. 1Q 19 Growth Revenue	1Q 20 vs. 1Q 19 Growth Expense	1Q 20 vs. 1Q 19 Growth NOI	1Q 20 vs. 4Q 19 Growth Revenue	1Q 20 vs. 4Q 19 Growth Expense	1Q 20 vs. 4Q 19 Growth NOI
UDR / MetLife	12	4.2%	3.5%	4.6%	1.2%	5.0%	-0.5%
Total	**12**	**4.2%**	**3.5%**	**4.6%**	**1.2%**	**5.0%**	**-0.5%**

(1) See Attachment 16 for definitions and other terms.
(2) Represents NOI at 100% for the period ended March 31, 2020.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs. The gross book value of real estate assets for the UDR / West Coast Development JV represents the going-in valuation.
(4) Joint Venture Same-Store growth is presented at UDR's ownership interest.



Attachment 12(B)

UDR, Inc.
Developer Capital Program [2]
March 31, 2020
(Dollars in Thousands)
(Unaudited) [1]

Developer Capital Program

Community	Location	# of Homes	UDR Investment Commitment [3]	Balance [3]	Return Rate	Years to Maturity	Income from Investment 1Q 2020	Upside Participation	Investment Type
The Portals	Washington, DC	373	$ 38,559	$ 49,516	11.0%	1.2	$ 1,335	-	Mezzanine Loan
1532 Harrison	San Francisco, CA	136	24,645	31,426	11.0%	2.3	836	-	Preferred Equity
1200 Broadway	Nashville, TN	313	55,558	65,254	8.0%	2.5	1,281	Variable	Preferred Equity
Alameda Point Block 11 [4]	Alameda, CA	220	20,000	24,869	12.0%	0.1	754	-	Secured Loan
Junction	Santa Monica, CA	66	8,800	10,693	12.0%	2.3	314	-	Preferred Equity
1300 Fairmount	Philadelphia, PA	471	51,393	55,840	Variable [5]	3.4	1,166	Variable	Preferred Equity
Essex	Orlando, FL	330	12,886	15,270	12.5%	3.4	466	-	Preferred Equity
Modera Lake Merritt	Oakland, CA	173	27,250	28,653	9.0%	4.0	574	Variable	Preferred Equity
Brio [6]	Seattle, WA	259	115,000	117,091	4.8%	2.6	1,373	Purchase Option	Secured Loan
Thousand Oaks	Thousand Oaks, CA	142	20,059	5,994	9.0%	4.9	24	Variable	Preferred Equity
Total - Developer Capital Program		**2,483**	**$ 374,150**	**$ 404,606**	**8.3%**	**2.6**	**$ 8,123**		

Total Developer Capital Program - UDR Initial Investment Cost/Investment Balance, Including Accrued Return as of quarter-end $ 409,086

(1) See Attachment 16 for definitions and other terms.
(2) UDR's investments noted above are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.
(3) Investment commitment represents maximum loan principal or equity and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.
(4) In March 2018, UDR made a $20.0 million secured loan to a third-party developer to acquire a parcel of land upon which the developer will construct a 220 apartment home community. The loan is secured by the land parcel and related land improvements and is reflected in notes receivable, net on the Consolidated Balance Sheets and interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP. In 1Q20, the term of the secured loan was extended to April 30, 2020. In April 2020, the terms of the secured loan were amended to extend the term to May 30, 2022, to adjust the interest rate to 8% and to add some covenants of the Borrower.
(5) As of quarter-end, the return rate on our investment in 1300 Fairmount was 8.5%.
(6) In November 2019, UDR made a $115.0 million secured loan to a third-party developer to finance a 259 apartment home community that is under development and is expected to be completed in 2020. UDR also entered into a purchase option agreement at the time the loan was funded which gives UDR the option to acquire the community at a fixed price, which is currently projected to occur in 2021. The loan is secured by the community and is reflected in notes receivable, net on the Consolidated Balance Sheets and interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.



Attachment 13

UDR, Inc.
Acquisitions, Dispositions and Developer Capital Program Investments Summary
March 31, 2020
(Dollars in Thousands)
(Unaudited) [1]

Date of Investment	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	UDR Investment Commitment		Return Rate	# of Homes
Developer Capital Program								
Feb-20	Thousand Oaks	Thousand Oaks, CA	N/A	N/A	$	20,059	9.0%	142
					$	**20,059**	**9.0%**	**142**

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]		Debt [2]		# of Homes	Price per Home
Acquisitions - Wholly-Owned										
Jan-20	The Slade at Channelside	Tampa, FL	0%	100%	$	85,200	$	-	294	$ 290
Jan-20	The Arbory	Portland, OR	49%	100%		53,900		-	276	195
					$	**139,100**	$	**-**	**570**	**$ 244**

(1) See Attachment 16 for definitions and other terms.
(2) Price represents 100% of assets. Debt represents 100% of the asset's indebtedness.



Attachment 14

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary
March 31, 2020
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Estimated Useful Life (yrs.)	Three Months Ended March 31, 2020	Cost per Home	Capex as a % of NOI
Average number of homes [3]		47,579		
Recurring Cap Ex				
Asset preservation				
Building interiors	5 - 20	$ 3,698	$ 78	
Building exteriors	5 - 20	2,251	47	
Landscaping and grounds	10	769	16	
Total asset preservation		6,718	141	
Turnover related	5	2,491	52	
Total Recurring Cap Ex		**9,209**	**194**	**4%**
NOI Enhancing Cap Ex	5 - 20	**7,651**	**161**	
Total Recurring and NOI Enhancing Cap Ex		$ **16,860**	$ **354**	

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended March 31, 2020	Cost per Home
Average number of homes [3]	47,579	
Contract services	$ **6,688**	$ **141**
Turnover related expenses	**3,332**	**70**
Other Repair and Maintenance		
Building interiors	1,727	36
Building exteriors	477	10
Landscaping and grounds	701	15
Total Repair and Maintenance	$ **12,925**	$ **272**

(1) See Attachment 16 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes outstanding at the end of each month.



Attachment 15

UDR, Inc.
Full-Year 2020 Projected Sources and Uses
March 31, 2020
(Unaudited) [1]

Sources of Funds ($ in millions)	1Q 2020	Projected for	
		Remaining 2020	Full-Year 2020
AFFO less Dividends and LOC Draw / (Paydown)	$28	See Below [2]	See Below [2]
Debt Issuances	$200	$0 to $180	$200 to $380
Sales Proceeds	$0	$90 to $140	$90 to $140
Equity Issuance (Forward ATM settlement) [3]	$0	$105	$105

Uses of Funds ($ in millions)	1Q 2020	Projected for	
		Remaining 2020	Full-Year 2020
Debt maturities inclusive of principal amortization [4]	$5	$119	$124
Development spending and land acquisitions	$34	$116 to $146	$150 to $180
Redevelopment and other non-recurring	$9	$41 to $51	$50 to $60
Operations Platform	$9	$11 to $21	$20 to $30
Developer Capital Program, net	$11	$4 to $14	$15 to $25
Acquisitions	$140	$0	$140
NOI enhancing capital expenditures inclusive of Kitchen and Bath	$8	$32 to $37	$40 to $45

Dividends	1Q 2020	Projected for	
		Remaining 2020	Full-Year 2020
Dividends declared per share and unit	$0.36	$1.08	$1.44 [5]

(1) See Attachment 16 for definitions and other terms.

(2) Remaining 2020 uses of funds are expected to be match funded with sales proceeds and debt/equity issuances as identified above, several of which have already been sourced. Given the match funding of uses of funds with these identified sources of funds, AFFO less Dividends (currently an unknown amount) are likely to be utilized to paydown any outstanding amounts on the Line of Credit or Working Capital Facility.

(3) The Company entered into forward sales agreements under its ATM program for a total of 2.1 million shares of common stock at a weighted average initial forward price per share of $49.56. The initial forward price per share to be received by the Company upon settlement will be determined on the applicable settlement date based on adjustments made to the initial forward price to reflect the then-current federal funds rate and the amount of dividends paid to holders of UDR common stock over the term of the forward sales agreements. The final dates by which shares sold under the forward sales agreements must be settled range between February 12, 2021 and March 3, 2021.

(4) Excludes short-term maturities related to the Company's unsecured commercial paper program.

(5) Annualized for 2020.



Attachment 16(A)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Acquired JV Same-Store Portfolio Communities: Represents the Acquired JV Same-Store Portfolio Communities as if these communities were 100% owned by UDR since January 1, 2019. These communities were Stabilized for five full consecutive quarters and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition. Because these communities became wholly owned by UDR in 2019 (the 11 communities and 3,619 homes were previously owned by UDR unconsolidated JVs), they are not included in the UDR Same-Store Communities. See UDR Same-Store Communities for more information regarding inclusion. These communities have been identified in certain tables to provide Combined Same-Store results as if these communities were 100% owned by UDR in prior periods. These 11 communities will be eligible to join the UDR Same-Store Communities on January 1, 2021.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Controllable Operating Margin: The Company defines Controllable Operating Margin as (i) rental income less Controllable Expenses (ii) divided by rental income. Management considers Controllable Operating Margin a useful metric as it provides investors with an indicator of the Company's ability to limit the growth of expenses that are within the control of the Company.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and will enable investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 16(B)

UDR, Inc.
Definitions and Reconciliations
March 31, 2020
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands		1Q 2020
Income/(loss) from unconsolidated entities	$	3,367
Management fee		600
Interest expense		5,067
Depreciation		8,816
General and administrative		66
West Coast Development JV Preferred Return		(77)
Developer Capital Program (excludes Alameda Point Block 11 and Brio)		(5,996)
Other (income)/expense		160
Unrealized (gain)/loss on unconsolidated investments		44
Total Joint Venture NOI at UDR's Ownership Interest	$	**12,047**

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense which is calculated as 2.875% of property revenue to cover the regional supervision and accounting costs related to consolidated property operations, and land rent.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

In thousands		1Q 2020		4Q 2019		3Q 2019		2Q 2019		1Q 2019
Net income/(loss) attributable to UDR, Inc.	$	5,221	$	97,959	$	27,204	$	35,619	$	24,503
Property management		9,203		8,703		8,309		8,006		7,703
Other operating expenses		4,966		2,800		2,751		2,735		5,646
Real estate depreciation and amortization		155,476		143,464		127,391		117,934		112,468
Interest expense		39,317		60,435		42,523		34,417		33,542
Casualty-related charges/(recoveries), net		1,251		1,316		(1,088)		246		-
General and administrative		14,978		14,531		12,197		12,338		12,467
Tax provision/(benefit), net		164		2		1,499		125		2,212
(Income)/loss from unconsolidated entities		(3,367)		(118,486)		(12,713)		(6,625)		(49)
Interest income and other (income)/expense, net		(2,700)		(2,406)		(1,875)		(1,310)		(9,813)
Joint venture management and other fees		(1,388)		(2,073)		(6,386)		(2,845)		(2,751)
Other depreciation and amortization		2,025		1,713		1,619		1,678		1,656
(Gain)/loss on sale of real estate owned		-		-		-		(5,282)		-
Net income/(loss) attributable to noncontrolling interests		319		7,278		2,218		2,699		2,099
Total consolidated NOI	$	**225,465**	$	**215,236**	$	**203,649**	$	**199,735**	$	**189,683**



UDR, Inc.
Definitions and Reconciliations
March 31, 2020
(Unaudited)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Other Markets: The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Combined Same-Store homes. Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Combined Same-Store Communities: QTD Combined Same-Store Communities represent the QTD UDR Same-Store Communities and the Acquired JV Same-Store Portfolio Communities as a single portfolio, as if the Acquired JV Same-Store Portfolio Communities were 100% owned by UDR during all periods presented.

QTD UDR Same-Store Communities: The Company defines QTD UDR Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Redevelopment Projected Weighted Average Return on Incremental Capital Invested: The projected weighted average return on incremental capital invested for redevelopment projects is NOI as set forth in the definition of Stabilization Period for Redevelopment Yield, less Recurring Capital Expenditures, minus the project's annualized NOI prior to commencing the redevelopment, less Recurring Capital Expenditures, divided by the total cost of the project.

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Stabilization Period for Development Yield: The Company defines the Stabilization Period for Development Yield as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of the project.

Stabilization Period for Redevelopment Yield: The Company defines the stabilization period for a redevelopment property yield for purposes of computing the Redevelopment Projected Weighted Average Return on Incremental Capital Invested, as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of a project.

Stabilized Yield on Developments: The Company calculates expected stabilized yields on development as follows: projected stabilized NOI less management fees divided by budgeted construction costs on a project-specific basis. Projected stabilized NOI for development projects, calculated in accordance with the NOI reconciliation provided on Attachment 16(B), is set forth in the definition of Stabilization Period for Development Yield. Given the differing completion dates and years for which NOI is being projected for these communities as well as the complexities associated with estimating other expenses upon completion such as corporate overhead allocation, general and administrative costs and capital structure, a reconciliation to GAAP measures is not meaningful. Projected NOI for these projects is neither provided, nor is representative of Management's expectations for the Company's overall financial performance or cash flow growth and there can be no assurances that forecast NOI growth implied in the estimated construction yield of any project will be achieved.

Management considers estimated Stabilized Yield on Developments as a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues, calculated in accordance with GAAP, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

YTD Combined Same-Store Communities: YTD Combined Same-Store Communities represent the YTD UDR Same-Store Communities and the Acquired JV Same-Store Portfolio Communities as a single portfolio, as if the Acquired JV Same-Store Portfolio Communities were 100% owned by UDR during all periods presented.

YTD UDR Same-Store Communities: The Company defines YTD UDR Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.